UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month period ended September 30, 2023 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month period ended September 30, 2023 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Jul.-Sep.	2022 Jul.-Sep.	Change	2023 Jan.-Sep.	2022 Jan.-Sep.	Change
Operating revenues	24,470	19,773	4,697	65,686	51,765	13,921
Operating income (loss)	1,997	-7,531	9,528	-6,453	-21,834	15,381
Income (Loss) before income tax	1,247	-8,123	9,370	-8,563	-23,041	14,478
Net income (loss)	833	-5,884	6,717	-5,982	-16,646	10,664
Net income (loss) attributable to owners of the company	794	-5,905	6,699	-6,055	-16,695	10,640

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Jul.-Sep.	2022 Jul.-Sep.	Change	2023 Jan.-Sep.	2022 Jan.-Sep.	Change
Operating revenues	23,893	19,247	4,646	63,893	50,119	13,774
Operating income (loss)	-680	-8,943	8,263	-7,906	-23,948	16,042
Income (Loss) before income tax	-1,245	-9,127	7,882	-9,476	-24,111	14,635
Net income (loss)	-932	-6,576	5,644	-7,007	-17,387	10,380

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: November 13, 2023